ALLIANCE TOWERS, INC.
                        4333 SOUTH TAMIAMI TRAIL, SUITE F
                             SARASOTA, FLORIDA 34231


January 22, 2004


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

         RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM SB-2, AS AMENDED (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2003 (REGISTRATION NO. 333-111581)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), submitted electronically via the EDGAR system, please consider this correspondence as an application to the U.S. Securities and Exchange Commission (the "SEC") for an order permitting Alliance Towers, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2, as amended, filed by the Registrant on December 29, 2003 (the "Registration Statement").

No securities were sold in connection with the Registration Statement. The withdrawal is being sought at the request of the SEC upon notification from the SEC that the Registrant's private placement must be completed and that a new registration statement should be filed with the SEC with respect to such offering. The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

Sincerely,


/s/ Robert Sandburg
-------------------------------------
Robert Sandburg
President and Chief Executive Officer